U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                     FORM 12b-25 NOTIFICATION OF LATE FILING


          (CHECK ONE)
          [X] Form 10-K or Form 10-KSB  [ ] Form 20-F  [ ] Form 11-K
          [ ] Form 10-Q or Form 10-QSB  [ ] Form N-SAR

               For Period Ended: February 28, 2002

               [ ] Transition Report on Form 10-K or Form 10-KSB
               [ ] Transition Report on Form 20-F
               [ ] Transition Report on Form 11-K
               [ ] Transition Report on Form 10-Q or Form 10-QSB
               [ ] Transition Report on Form N-SAR

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I-Registrant Information

                        American Commerce Solutions, Inc.
                        f/k/a JD American Workwear, Inc.
                        1400 Chamber Dr.
                        Bartow, Florida 33830

Part II-Rules 12b-25(b) and (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if applicable.)

     [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     [X] (b) The subject annual report, semi-annual report, transition report on Form 10-K or Form 10-KSB, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     [ ]  (c)  The accountants statement or other exhibit required by the Rule
               12b-25(c) has been attached if applicable.

Part III-Narrative

     The Registrant's internal accounting staff has encountered delays in closing the books of the Registrant on a timely basis due to problems in completing financial data. As a result, the Form 10-KSB for the period ended February 28, 2002 has not been completed and accordingly, this notification is being filed.

Part IV-Other Information

     (1) Name and telephone number of person to contact in regard to this notification.

          Daniel L. Hefner    (863) 533-0326

     (2)  Have all other periodic reports required       [X] Yes  [ ] No
          under Section 13 or 15(d) of the
          Securities Exchange Act of 1934 or
          Section 30 of the Investment Company
          Act of 1940 during the preceding 12
          months or for such shorter period that
          the registrant was required to file such report(s) been filed? If answer is no identify report(s).

     (3)  Is it anticipated that any significant         [ ] Yes  [X] No
          change in results of operation from
          the corresponding period for the last
          fiscal year will be reflected by the
          earnings statements to be included in
          the subject report or portion thereof?

          If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

          ATTACHMENT:

                        AMERICAN COMMERCE SOLUTIONS, INC.
                        F/K/A JD AMERICAN WORKWEAR, INC.
                  (Name of registrant as specified in charter)


          has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

          Date: May 29, 2002            /s/ Frank D. Puissegur
                -----------------       -------------------------------
                                        TITLE: Chief Financial Officer